NEWS RELEASE

OTCQB:  CPPXF

Continental Holds Annual General Meeting 2020

Vancouver, BC, - 21 December 2020 - Continental Energy Corporation (OTCQB: CPPXF) (the "Company") today released the results of its Annual General Meeting held In Vancouver on 18 December 2020. Shareholders of record at 9 November 2020 were entitled to attend and vote at the meeting.

At the meeting the audited annual accounts of the Company for fiscal 2020 ended 30 June 2020 were presented to the shareholders.

Additionally, the shareholders cast votes on three resolutions, each more fully described in the management information circular dated 6 November 2020 and sent to shareholders who were entitled to attend and vote at the meeting.

The proposed resolutions were 1) Setting the number of directors at five, 2) Re-electing five incumbent director nominees to the board, and 3) re-appointing D Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorization of the directors to fix the auditor’s compensation. All resolutions proposed at the Meeting were duly passed by a majority of the votes cast.

Following the meeting, the Company's board of director reconfirmed and reappointed the following directors to each serve on standing board committees in the capacity indicated until their resignation or replacement at the next meeting of shareholders.

a.Independent director Klein, Chairman of the Audit Committee.

b.Independent director Doshi, Member of the Audit Committee.

c.Executive director Garrison, Member of the Audit Committee.

d.Independent director Doshi, Chairman of the Governance Committee.

e.Independent director Klein, Member of the Governance Committee.

f.Executive director McAdoo, Member of the Governance Committee.

g.Independent director Doshi, Chairman of the Compensation Committee.

h.Independent director Klein, Member of the Compensation Committee.

i.Executive director Aulia, Member of the Compensation Committee.

On behalf of the company,

Richard L. McAdoo

Chairman and CEO

Media Contact:   Phil Garrison, Director, (+1-918-860-0183), info@continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release. We assume no obligation to update its content. Any statements made herein that are not historical or factual at the date hereof are forward looking statements. Many risk factors may cause our actual performance and results to be substantially different from our plans or expectations described in any forward looking statements. Readers are encouraged to refer to the expanded discussion of recognized risks and uncertainties, many of which could detrimentally impact any forward looking statements, that we continuously provide in our regulatory disclosures filed on, and publicly available for view or download from, www.sedar.com or from www.sec.gov/edgar.